CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                701 8th Street, N.W., Suite 1410
                                                       Washington, DC 20005-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720


                                            September 10, 2008

VIA EDGAR
---------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                      Re:  012 Smile.Communications Ltd.
                           Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 30, 2008
                           File No. 1-33773
                           ----------------


Dear Mr. Spirgel:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Ms. Stella Handler, Chief Executive Officer of 012 Smile.Communications Ltd. (the "Company"), dated July 15, 2008 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007. We have repeated the numbered comments below and have provided a response to each comment. The Company intends to file an amendment to its Annual Report on Form 20-F at such time as the Staff has completed its review.

RESULTS OF OPERATIONS, PAGE 49
------------------------------

1. Please expand to identify the changes in your results of operations attributable to the 012 Golden Lines acquisition.

RESPONSE
--------

The Company is unable to provide specific data regarding the changes in its results of operations in the year ended December 2007 attributable to the 012 Golden Lines acquisition as the operations of the Company and 012 Golden Lines were integrated during the course of 2007.

2. Please expand to discuss the reasons for the year-to -year changes in each segment's measure of profit/loss (gross profit). Also, discuss whether you expect the trends to continue or change and the reasons why.

RESPONSE
--------

We have revised the disclosure in response to this comment as follows:

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

         Cost of Revenues. Our cost of revenues increased by 239.4% from NIS
224.6 million for the year ended December 31, 2006 to NIS 762.2 million ($198.2 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines' results for the first time. Our cost of revenues as a percentage of revenues increased from 65% for the year ended December 31, 2006 to 69% for the year ended December 31, 2007 primarily from the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a higher cost of revenues than the provisioning of broadband services. Cost of revenues as a percentage of revenues is expected to decrease slightly in 2008, due to the increasing contribution of broadband services to our revenues mix.

         Cost of revenues for broadband services increased by 187.9% from NIS
92.5 million for the year ended December 31, 2006 to NIS 266.3 million ($ 69.3 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines' results for the first time. The increase is attributable to expenses related to the growth in broadband services.

         Cost of revenues for traditional voice services increased by 275.5% from NIS 132.1 million for the year ended December 31,2006 to NIS 495.9 million ($ 128.9 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines' results for the first time, and is attributable to higher termination costs resulting from the substantial growth in traditional voice services.

         Gross Profit. Our gross profit increased by 187.4% from NIS 118.5 million for the year ended December 31, 2006 to NIS 340.7 million ($88.6 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines' results for the first time. Our gross profit as a percentage of revenues decreased from 35% for the year ended December 31, 2006 to 31% for the year ended December 31, 2007 primarily due to the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a lower gross profit than the provisioning of broadband services. Gross profit as a percentage of revenues is expected to increase slightly in 2008, due to the increasing contribution of broadband services as part of our revenues mix.

         Gross profit for our broadband services increased by 134.5% from NIS
90.6 million for the year ended December 31, 2006 to NIS 212.4 million ($ 55.2 million) for the year ended December 31, 2007. The increase is primarily due to the consolidation of 012 Golden Lines' results for the first time and to the growth in broadband services.

         Gross profit for our traditional voice services increased by 359.1% from NIS 27.9 million for the year ended December 31, 2006 to NIS 128.3 million ($ 33.5 million) for the year ended December 31, 2007. The increase is primarily due to the consolidation of 012 Golden Lines' results for the first time and to the substantial growth in traditional voice services.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

         Cost of Revenues. Our cost of revenues increased by 64.1% from NIS
136.9 million for the year ended December 31, 2005 to NIS 224.6 million ($58.4 million) for the year ended December 31, 2006. Our cost of revenues as a percentage of revenues increased from 56% for the year ended December 31, 2005 to 65.5% for the year ended December 31, 2006.

         Cost of revenues for broadband services increased by 4.3% from NIS 88.7 million for the year ended December 31, 2005 to NIS 92.5 million ($ 24.1 million) for the year ended December 31, 2006. The increase is due to expenses related to the growth in broadband services.

         Cost of revenues for traditional voice services increased by 174.4% from NIS 48.1 million for the year ended December 31, 2005 to NIS 132.1 million ($ 34.3 million) for the year ended December 31, 2006. The increase is related to the growth in traditional voice services and is primarily due to NIS 84.6 million ($22.0 million) of higher network costs associated with our traditional voice services, in particular the growth in our hubbing services for carriers. Hubbing services historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

         Gross Profit. Our gross profit increased by 10.2% from NIS 107.5 million for the year ended December 31, 2005 to NIS 118.5 million ($30.8 million) for the year ended December 31, 2006. The increase is related primarily to the penetration of the traditional voice market in Israel. Our gross profit as a percentage of revenues decreased from 44% for the year ended December 31, 2005 to 35% for the year ended December 31, 2006 primarily due to the increase in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a lower gross profit than the provisioning of broadband services.

         Gross profit for our broadband services increased by 3.4% from NIS 87.6 million for the year ended December 31, 2005 to NIS 90.6 million ($ 23.6 million) for the year ended December 31, 2006. The increase is attributable to the growth in broadband services.

         Gross profit for our traditional voice services increased by 40.1% from NIS 19.9 million for the year ended December 31, 2005 to NIS 27.9 million ($ 7.3 million) for the year ended December 31, 2006. The increase is primarily due to our penetration of the traditional voice market in Israel.

DISCLOSURE OF CONTROLS AND PROCEDURES, PAGE 90
----------------------------------------------

3. Please amend your filing to provide the statement required by Item 308T
   (a)(4) of Regulation S-K.

RESPONSE
--------

When the amendment is submitted it will include the following sentence:

     This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

EXHIBIT 12.1 AND 12.2
---------------------

Please refer to #4(b) of each of your Exhibits where you state "not applicable." Please amend your filings to provide the statement required by #4(b) under Item 601(b)(31) of Regulation S-K.

RESPONSE
--------

The certifications will be revised in response to this comment. The form of the revised certifications to be utilized is contained in Appendix A hereto.

                                      * * *

         If you have any further questions, please do not hesitate to contact Doron Ilan, Chief Financial Officer of the Company, at 011-972-72-200-2020 or me at 212-238-8605. In the event it will be necessary to send correspondence to the Company in the future, kindly fax copies to Mr. Ilan at 011-72-200- 2060 and to myself at 212 732-3232.

                                            Very truly yours,

                                            /s/Steven J Glusband
                                            Steven J. Glusband

SJG:tco
cc: Kyle Moffatt, Accountant Brunch Chief, Securities and Exchange Commission Dean Suehiro, Senior Staff Accountant, Securities and Exchange Commission Doron Ilan, Chief Financial Officer, 012 Smile.Communications Ltd.

                                                                      APPENDIX A

                                                                    EXHIBIT 12.1


                            CERTIFICATION PURSUANT TO
                SECTION 302(A) OF THE SARBANES-OXLEY ACT OF 2002

I,            certify that:

1. I have reviewed this annual report on Form 20-F/A of 012 Smile.Communications Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted in accordance with SEC release 43-47986];

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:   September    , 2008

/s/                             *
-------------------------------
Chief  Executive Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.